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Filed by NetRatings, Inc.
Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 promulgated under the
Securities Exchange Act of 1934, as amended

Subject Company: Jupiter Media Metrix, Inc.
Commission File No.: 000-25943

        On January 18, 2002, NetRatings, Inc. ("NetRatings"), Sonoma Acquisition Corp., LLC, a wholly owned subsidiary of NetRatings ("Sub"), and Jupiter Media Metrix, Inc. ("Jupiter Media Metrix"), entered into Amendment No. 1 (the "Amendment") to the Agreement and Plan of Merger dated as of October 25, 2001 (the "Merger Agreement"), among NetRatings, Sub, and Jupiter Media Metrix. A copy of the Amendment is attached hereto as Exhibit 1 and is incorporated herein by reference.

        Also on January 18, 2002, NetRatings and Jupiter Media Metrix issued a joint press release announcing that they entered into the Amendment. A copy of the joint press release is attached hereto as Exhibit 2 and is incorporated herein by reference.

Caution Required by Certain SEC Rules

        In connection with the NetRatings/Jupiter Media Metrix transaction, on November 21, 2001, NetRatings filed with the SEC a registration statement on Form S-4 containing a preliminary prospectus relating to the shares to be issued to Jupiter Media Metrix' stockholders. The preliminary prospectus also constitutes Jupiter Media Metrix' preliminary proxy statement for the special meeting at which its stockholders will vote on that transaction. Investors and security holders are urged to read these documents because they will contain important information about the Jupiter Media Metrix transaction. Investors and security holders may obtain copies of these documents, as well as other SEC filings of NetRatings and Jupiter Media Metrix, free of charge from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Jennifer Cohn, Stapleton Communications for NetRatings, at 650-470-4203, or jennifer@stapleton.com, and to Investor Relations for Jupiter Media Metrix, at 212-780-6060, or investor@jmm.com.

        NetRatings and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in NetRatings's proxy statement dated April 25, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and NetRatings as indicated above. Jupiter Media Metrix and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in Jupiter Media Metrix' proxy statement dated April 13, 2001 relating to its 2001 annual meeting of stockholders and in the registration statement on Form S-4 referred to in the preceding paragraph, available free of charge from the SEC and Jupiter Media Metrix as indicated above.

Exhibit Index

Exhibit	Description
1.	Amendment No. 1 dated as of January 18, 2002, to the Agreement and Plan of Merger dated as of October 25, 2001 among NetRatings, Sonoma Acquisition Corp., LLC, and Jupiter Media Metrix, Inc.
2.	Press release dated January 18, 2002, issued jointly by NetRatings, Inc. and Jupiter Media Metrix, Inc.

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Exhibit Index